WisdomTree Trust

245 Park Avenue, 35th Floor

New York, New York 10167

July 17, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust; SEC File Nos. 333-132380 and 811-21864; Request for Withdrawal of Post-Effective Amendment Filings to the Trust’s Registration Statement on Form N-1A

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), WisdomTree Trust (the “Trust”), on behalf of its series WisdomTree Global Multifactor Fund (the “Fund”), hereby respectfully requests withdrawal of Post-Effective Amendment No. 619 (“PEA No. 619”), which was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR (Accession No. 0001193125-18-124468) on April 20, 2018, pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act. The automatic effectiveness of PEA No. 619 has been delayed pursuant to a subsequent 485BXT filing with the Commission via EDGAR, which was filed on July 3, 2018 (Accession No. 0001193125-18-212379) (a “BXT Filing” and together with PEA No. 619, the “Filings”) and scheduled to become effective on July 17, 2018.

The withdrawal of the Filings is requested because the Trust has determined not to move forward with the offering of such Fund as a series of the Trust at this time.

No securities were sold in connection with this offering.

Please feel free to contact me at 917- 267-3721 with any questions or comments.

Sincerely,

/s/ Ryan Louvar
Ryan Louvar
Secretary